Exhibit 99.42

EARLY WARNING REPORT UNDER

THE ALTERNATIVE MONTHLY REPORTING SYSTEM

OF NATIONAL INSTRUMENT 62-103F3

Item 1 – Security and Reporting Issuer

1.1 Designation of securities to which this report relates:

Common Shares

1.2 Name and address of the head office of the issuer of the securities:

CI Financial Corp.

2 Queen Street East

Twentieth Floor

Toronto, Ontario

M5C 3G7

1.3 Name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place:

Toronto Stock Exchange

Item 2 – Identity of the Eligible Institutional Investor

2.1 State the name and address of the eligible institutional investor:

“Fidelity” which may include the following:

Fidelity Management & Research Company (“FMR Co.”)

245 Summer Street

Boston, MA, 02210

FMR Co., Inc. (“FMR Co., Inc.”)

245 Summer Street

Boston, MA, 02210

Fidelity Management Trust Company (“FMTC”)

245 Summer Street

Boston, MA, 02210

FIAM LLC (“FIAM LLC”)

900 Salem Street

Smithfield, RI, 02917

Fidelity Institutional Asset Management Trust Company (“FIAMTC”)

900 Salem Street

Smithfield, RI, 02917

Strategic Advisers LLC (“Strategic Advisers”)

245 Summer Street

Boston, MA 02210

FIL Limited (“FIL”)

42 Crow Lane, Pembroke, Bermuda

Crosby Advisors LLC (“Crosby”)

11 Keewaydin Drive, Suite 200

Salem, New Hampshire 03079

Fidelity SelectCo, LLC (“SelectCo”)

6501 S. Fiddler’s Green Circle, Suite 600

Greenwood Village, Colorado 80111

Fidelity (Canada) Asset Management ULC (“FCAM”)

#100, 407- 2nd Street SW

Calgary, A0 T2P 2Y3

FMR Co., FMR Co., Inc., FMTC, FIAM LLC, FIAMTC, Strategic Advisers, Crosby, and

SelectCo (hereinafter collectively referred to as “FMR”), and FIL and certain of its affiliates (“FIL”, and together with FMR and FCAM, “Fidelity”).

The foregoing entities are not currently claiming the ability to disaggregate their respective beneficial ownership from each other pursuant to Part 5 of National Instrument 62-103 and are consequently submitting a single report; however, this report is not an admission that any entity named in this report owns or controls any securities or is a joint actor with another named entity. Fidelity is relying on aggregation relief as provided for in Part 5 of National Instrument 62-103 with respect to securities controlled by other business units that are affiliates or associates of the entities listed above and such securities have not been disclosed in this report.

2.2 State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence:

The transaction that triggered the requirement to file this report was a purchase of 313,400 Common Shares of CI Financial Corp. that occurred on December 20, 2018.

2.3 State the name of any joint actors:

N/A

2.4 State that the eligible institutional investor is eligible to file reports under Part 4 in respect of the reporting issuer:

FMR and FCAM are eligible to file this report under the alternative monthly reporting system of National Instrument 62-103, and FIL is able to file this report pursuant to MRRS Decision Document dated April 4th, 2005 granted to FIL.

Item 3 – Interest in Securities of the Reporting Issuer

3.1 State the designation and the net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor’s security holding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements:

N/A. This is Fidelity’s initial filing above 10% or Fidelity’s security holding percentage, as at the end of the month, increased to 10% or more.

3.2 State the designation and number or principal amount of securities and the eligible institutional investor’s security holding percentage in the class of securities at the end of the month for which the report is made:

Fidelity holds 25,178,492 Common Shares representing approximately 10.24% of the outstanding shares of that class.

3.3 If the transaction involved a securities lending arrangement, state that fact:

N/A

3.4 State the designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities to which this report relates and over which:

(a)	the eligible institutional investor, either alone or together with any joint actors, has ownership and control:

N/A

(b)	the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the eligible institutional investor or any joint actor:

N/A

(c)	the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

Fidelity holds 25,178,492 Common Shares representing approximately 10.24% of the outstanding shares of that class. Such securities are owned by funds and accounts for which Fidelity exercises investment discretion.

3.5 If the eligible institutional investor or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the eligible institutional investor’s security holdings:

N/A

3.6 If the eligible institutional investor or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement:

The funds and accounts managed by Fidelity that hold the securities referenced herein may, from time-to-time, lend some or all of such securities pursuant to securities lending arrangements for such periods of time as may be agreed upon with the relevant borrower(s). Such securities lending arrangements are subject to the exception provided in Section 5.7 of NI 62-104 and the securities loans made pursuant thereto are generally terminable upon notice to the borrower.

3.7 If the eligible institutional investor or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the eligible institutional investor’s economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding:

N/A

Item 4 – Purpose of the Transaction

The Common Shares of CI Financial Corp. were acquired in the ordinary course of business, for investment purposes only and not with the purpose of exercising control or direction over CI Financial Corp. Fidelity may from time to time, on behalf of funds or accounts it manages, acquire additional Common Shares or related financial instruments, dispose of some or all of the Common Shares or related financial instruments, if any, they hold or continue to hold Common Shares or such related financial instruments, if any.

Item 5 – Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer

N/A

Item 6 – Change in Material Fact

If applicable, describe any change in a material fact set out in a previous report filed by the eligible institutional investor under the early warning requirements or Part 4 in respect of the reporting issuer’s securities:

N/A

Item 7 – Certification

I, as the eligible institutional investor, certify, or I, as the agent filing the report on behalf of the eligible institutional investor, certify to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.

DATE: January 8, 2019

Fidelity Management & Research Company; FMR Co., Inc.; Fidelity Management Trust Company; Strategic Advisers LLC; Crosby Advisors LLC;

Fidelity SelectCo, LLC; FIAM LLC; Fidelity Institutional Asset Management Trust Company; Fidelity (Canada) Asset Management ULC; and FIL Limited

By: /s/ Kevin M. Meagher

Name: Kevin M. Meagher

Title: Chief Compliance Officer of Fidelity Management & Research Company

Duly authorized under Powers of Attorney by and on behalf of FMR Co., FMR Co., Inc., FMTC, Strategic Advisers, Crosby, SelectCo., FIAM LLC, FIAMTC, FCAM and FIL and its direct and indirect subsidiaries